N E W S R E L E A S E

March 20, 2013

Nevsun 2012 Annual Results

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to report its financial and operating results for the year ended December 31, 2012.  Unless otherwise noted, with the exception of earnings per share and cash cost per ounce figures, all results are in thousands of US dollars.

This release should be read in conjunction with Nevsun Resources Ltd.’s (Nevsun or the Company) consolidated financial statements for the years ended December 31, 2012 and 2011 and associated Management Discussion and Analysis (MD&A), which are available on the Company's website at www.nevsun.com/investors/financials and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Full year 2012 highlights

  Operated safely and well below the industry average LTI rate with no fatalities
  Produced 313,000 ounces of gold in 2012, exceeding the top end of guidance
  Revenues of $566 million, with average realized gold price per ounce of $1,671
  Cash cost of $312 per ounce of gold sold, inclusive of royalties
  Generated $194 million in cash flow from operations
  Earnings of $0.73 per share attributable to Nevsun shareholders
  Increased mineral resource and reserve estimates from 2011/2012 drilling

“This past year represented the second year of gold production for the Company’s 60%-owned Bisha Mine” stated Cliff Davis, President and CEO of Nevsun.  “The Company surpassed the top end of its production guidance, which in turn, allowed the Company to achieve record revenues, remain among the lowest cost gold producers in the world, and generate strong operating cash flows.  This excellent operating performance is not only due to the fact that Bisha is one of the highest grade open pit deposits in the world, but also due to the dedication of our site management and employees, and the strong support we receive from the State of Eritrea.  We are also pleased to report that Bisha had zero lost time incidents during 2012 and that we strive to ensure that the Company’s presence has a positive social and economic impact and that mining operations are conducted in a responsible manner.

During the year, the Company invested $64 million in the copper phase expansion and a further $24 million between sustaining capital for the gold facilities and exploration and evaluation expenditures.  The Company paid $20 million in dividends, completed a $6.3 million share repurchase program, and paid in excess of $200 million of income taxes relating to 2011 and installments for 2012.  Despite these expenditures, we maintained an exceedingly strong balance sheet through 2012, ending the year with almost $400 million in cash and no debt.

As 2013 unfolds, the transition from gold production by mid-year to a low cost copper concentrate producer will be pivotal for Bisha.  The copper expansion project remains on budget and on schedule. In excess of 80% of the forecasted project expenditures of $125 million has been spent or committed.  The copper production ramp up will continue through the second half of 2013 after which we are expecting copper production in 2014 to be in the order of 200 million pounds.

Lastly, while we have this year launched an aggressive generative exploration program on the highly prospective Bisha property, we are continuing to actively evaluate potential acquisition opportunities.

For a more complete analysis, I encourage readers to review the Company’s Annual Information Form, the 2012 annual MD&A and the December 31, 2012, audited financial statements.”

Operations review

Key operating information – Bisha Mine(1):

	2012	2011(2)
Ore mined, tonnes	1,591,000	1,898,000
Waste mined, tonnes	8,677,000	7,716,000
Strip ratio, (using BCMs)	7.4	5.8
Copper phase prestrip, tonnes	1,220,000	-
Tonnes milled	1,807,000	1,806,000
Gold grade (g/t)	6.21	7.55
Recovery, % of gold	86%	88%
Gold in doré, ounces produced	313,000	379,000
Gold ounces sold	320,700	369,900
Gold price realized per ounce	$1,671	$1,620
Comperative gold price(3)	$1,669	$1,572
Cash cost per ounce sold(4)	$312	$295
(1)	For quarterly information, refer to the Annual MD&A, key operating information.
(2)	The 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 were considered pre-production and capitalized to property, plant and equipment.
(3)	Average London PM Fix spot price.
(4)	Cash cost per ounce sold includes royalties and is a non-GAAP measure; see cautionary note regarding non-GAAP measure.

Mined ore tonnage for 2012 of 1,591,000 was 307,000 tonnes fewer than 2011’s 1,898,000 tonnes.  Waste mining tonnage of 8,677,000 in 2012 increased from 7,716,000 tonnes in 2011.  The increase in waste mined and decrease in ore mined resulted in an increased strip ratio of 7.4 for 2012, as compared to 5.8 for 2011.  The increase in strip ratio results from the increased pit depth and newly planned shallower pit walls due to updated geotechnical assessments.

The milled tonnage for 2012 of 1,807,000 was consistent to that in 2011 of 1,806,000 tonnes.  The combined decrease in average grade in 2012 to 6.21 g/t from 7.55 g/t in 2011 and decrease in recovery in 2012 to 86% from 88% in 2011 resulted in fewer gold ounces produced in 2012 of 313,000 (2011 – 379,000 ounces) and gold ounces sold of 320,700 (2011 – 369,900).  The decrease in grade results from the shift to mining Harena ore for the majority of Q4 2012.  There was no mining of Harena ore in 2011.

Gold cash costs for 2012 were $312 per ounce on 320,700 ounces sold, net of $94 per ounce in silver by-product credits, while cash costs for 2011 were $295 per ounce on 334,500 gold ounces sold, net of $14 per ounce in silver by-product credits.  The increase in full year 2012 cash operating costs compared to full year 2011 cash operating costs is attributed to: (i) fewer gold ounces sold as a result of lower grades and recoveries, which was expected; and (ii) higher fuel, mill consumables and labour costs.  These increases were, however, partially offset by the increased silver by-product credits which were a result of significantly higher silver grades in the ore processed and higher recoveries, particularly in Q4 2012.

Financial review

Summary of financial results:

In US $000s (except per share data)	2012 (audited)	2011(1) (audited)
Revenues	$566,039	$547,770
Operating income	405,674	417,783
Net income	246,696	250,034

Net income attributable to Nevsun shareholders	145,262	147,065
Earnings per share attributable to Nevsun shareholders	0.73	0.74
Working capital	398,444	272,974
Total assets	$873,696	$775,226
(1)	2011 figures reflect operating results from February 22, 2011, the date commercial production was achieved at the Bisha Mine, to December 30, 2011.

Revenues for 2012 of $566,039 (2011 – $547,770) comprise gold sales of $535,945 (2011 - $543,153) and by-product silver sales of $30,094 (2011 - $4,617).  The gold ounces sold and price per ounce are included in key operating information.  Silver revenues for 2012 included sales of 962,000 ounces of silver (2011 – 142,000 ounces).  Increased 2012 silver by-product sales over 2011 are a result of higher silver grade ore and higher silver recoveries.

Operating income is very comparable for both 2012 and 2011.  Details of certain operating expenses and depreciation and depletion are discussed in the annual MD&A.

Similarly the net income for both 2012 and 2011 are very comparable.

The Company's cash and cash equivalents at December 31, 2012, were $396,404, up from $347,582 as at December 31, 2011. The Company generated $193,815 and $365,964, respectively, from operating activities for the years ended December 31, 2012 and 2011.

Non-GAAP measures

Cash cost is a non-GAAP performance measure which does not have any standardized meaning within International Financial Reporting Standards (IFRS) and therefore may not be comparable to similar measures presented by other companies.  Cash costs include all costs absorbed into inventory, as well as royalties and by-product credits, but exclude depreciation and depletion, share-based payments, reclamation, and exploration costs, as well as capital expenditures.  Total cash costs are divided by ounces of gold sold to arrive at per ounce cash costs.  It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Conference call details

The Company will hold a conference call on Thursday, March 21, 2013, at 8:00AM Vancouver / 11:00AM Toronto, New York / 3:00 PM London, to discuss the quarterly results.  Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 416-340-8530 / 1 877-440-9795
UK: 00800-2787-2090 (toll free)
Other International: +1 416-340-8530

The conference call will be available for replay until March 28, 2013 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 5783755.

Forward Looking Statements

This news release contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea including, but not limited to, future gold and copper production, copper phase expansion, transition to copper production, and possible acquisition activity.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” plans,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions; (iii) the mine operations are disrupted or suspended due to acts of God, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; or those described in this new release.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form and 2012 annual Management Discussion and Analysis for a more complete discussion of the risk factors associated with our business.

Note to U.S. Investors

This news release uses the terms “reserves” and “resources” and derivations thereof.  These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”.  In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and is scheduled to transition to copper/gold production in mid-2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com